04019702

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.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RECD S.E.C.
MAY 28 2004
536

OFFICIAL USE ONLY

FIRM I.D. NO.

Portfolio Brokerage Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Broadway
(No. and Street)

Denver (City) **CO** (State) **80202-3922** (Zip Code)

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale J. Seier **303-292-1177**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROC...
JUL 09 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dale J. Seier**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Portfolio Brokerage Services, Inc.**, as of **March 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

SVP- Treasurer

Title

SUSAN B. ELDRIDGE NOTARY PUBLIC STATE OF COLORADO

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Portfolio Brokerage Services, Inc.

Statement of Financial Condition
March 31, 2004

Filed as public information pursuant to rule 17a-5(d) under the Security Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Shareholder
Portfolio Brokerage Services, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Portfolio Brokerage Services, Inc. as of March 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Portfolio Brokerage Services, Inc. as of March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
May 6, 2004

Portfolio Brokerage Services, Inc.

Statement of Financial Condition
March 31, 2004

Assets		
Cash and cash equivalents	$	808,074
Deposit with clearing organizations		112,784
Receivables from affiliate		854,324
Other receivables		11,981
Other assets		50,969
Total assets	$	1,838,132
Liabilities and Shareholder's Equity		
Payable to clearing organization	$	10,000
Accounts payable, accrued expenses and other liabilities		46,340
Total liabilities		56,340
Shareholder's Equity		
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		1,205,190
Retained earnings		576,592
Total shareholder's equity		1,781,792
Total liabilities and shareholder's equity	$	1,838,132

The accompanying notes are an integral part of the statement of financial condition.

Portfolio Brokerage Services, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Portfolio Brokerage Services, Inc. (The Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of PMC International, Inc. (PMCI), which is a wholly owned subsidiary of The EnvestNet Group, Inc. (the Parent). The Company's primary business includes the execution of security transactions for Portfolio Management Consultants, Inc.'s (PMC) privately managed account programs. PMC is a registered investment advisor under the Investment Advisor Act of 1940 and a wholly owned subsidiary of PMCI.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with the its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provision of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3 including the requirement to make the reserve computations under rule 15c3-3.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of highly liquid investments with maturity of three months or less at time of purchase.

Revenue recognition: Brokerage fees are all earned from PMC for the execution of security transactions for PMC's privately managed account programs. Securities transactions and related commissions are recorded on a trade date basis.

Income taxes: The Company is included in the consolidated federal and state income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair value of financial instruments: The Company's financial instruments including cash, cash equivalents, receivables, and deposit with clearing organization, are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair values.

Note 2. Related Party Transactions

The Company has entered into a Brokerage Service Agreement with PMC whereby the Company provides all securities brokerage services required with respect to the managed assets of PMC.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2004, the Company had net capital of $764,236, which was $664,236 in excess of its required net capital of $100,000. At March 31, 2004, the Company's net capital ratio was 0.07 to 1.

Additionally, the Company is subject to net capital requirements of certain regulatory agencies. At March 31, 2004, the Company is in compliance with such requirements.

Note 4. Income Tax Matters

At March 31, 2004, the Company has a net deferred tax asset of $31,000 which is included in other assets on the statement of financial condition. The components of the deferred tax asset include a net operating loss carryforward and temporary differences related to accrued expenses. The Company's federal income tax operating loss carryforward available to offset future taxable income expires at various dates through 2024.

Note 5. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fail to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash and cash equivalents at March 31, 2004, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.